UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K     ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q     ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:_________

Read Instruction (on back page) Before Preparing Form  Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained therein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

iParty Corp.
Full Name of Registrant

____________________
Former Name if Applicable

270 Bridge Street, Suite 301
Address of Principal Executive Office (Street and Number)

Dedham, Massachusetts 02026
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on May 9, 2013,  pursuant to the terms of the Agreement and Plan of Merger, dated as of  March 1, 2013, by and among the Registrant, Party City Holdings Inc., a Delaware corporation (“Party City”), and Confetti Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Party City (“Merger Sub”), Merger Sub merged with and into the Company and the Company became a wholly-owned subsidiary of Party City (the “Merger”).  The Company’s management has been working to complete all required information for the Company's Quarterly Report on Form 10-Q for the period ended March 30, 2013 (the “Quarterly Report”), and a substantial portion of that information has been completed as of this date.  However, the Company was unable, without unreasonable effort or expense, to file the Quarterly Report on or before May 14, 2013. The Company expects to file the Quarterly Report within the five-day extension period.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Sal Perisano	781	329-3952
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

iParty Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2013	By:	/s/ Sal Perisano
Sal Perisano
Chief Executive Officer